Mail Stop 4720

November 24, 2009

No. 18-1 East Nanping Road
Hunnan National New & High-tech Development Zone
Shenyang
People's Republic of China 110171

      Re: **China Nuokang Bio-Pharmaceutical Pty.**
                Registration Statement on Form F-1
                Filed November 20, 2009

Dear Sir or Madam:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Critical Accounting Policies and Estimates, page 70

Share-based Compensation, page 73

1. Please disclose the amount of compensation expense that will be recorded upon the consummation of the proposed offering for the 960,000 options granted to non-employees, or tell us why you believe that no disclosure is required under Item 303 of Regulation S-K. We note that the measurement date for these awards has not yet occurred, and the midpoint of the proposed offering range significantly exceeds the exercise price of these awards.

Financial Statements for the Interim Period Ending September 30, 2009

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 13. Net Income Per Share, page F-81

2. Please revise to add the note heading for Net Income Per Share as it appears to be missing between the end of note 12 at the bottom of page F-80 and the text at the top of page F-81.

Note 14. Share Option Plan, page F-82

3. Please tell us how you calculated the disclosed intrinsic values of US$1,068,911 for the employee options and US$181,152 for the non-employee options at September 30, 2009. Based on your disclosed fair value per ordinary share of $0.78 on October 11, 2008, and the increase in your equity valuation from that date through September 30, 2009, it would appear that the intrinsic value of the awards would be significantly higher than the amounts disclosed. Revise your disclosures as appropriate.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at (202) 551-3674 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David T. Zhang, Eugene Y. Lee
   Latham & Watkins LLP
   41st Floor, One Exchange Square
   8 Connaught Place, Central
   Hong Kong
   Fax: 011-852-2522-7006